

May 2, 2012

Via E-mail
Mr. Carl J. Chaney
President and Chief Executive Officer
Hancock Holding Company
One Hancock Plaza
Gulfport, Mississippi 39501

Re: **Hancock Holding Company**
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed February 28, 2012
              File No. 001-13089

Dear Mr. Chaney:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Business, page 1

1. Revise your disclosure to provide additional information about the activities that are conducted by your third operating segment, which you list at "other" in your disclosure. We note that this "other" segment contributed over $4 million of your $76 million in net income in 2011. In particular, please discuss the insurance, trust services and investment advising activities, including the key performance drivers and risks associated with each material business that is incorporated into this third business segment. Please refer to Item 101(c)(1) of Regulation S-K.

Mr. Carl J. Chaney
Hancock Holding Company
May 2, 2012
Page 2

2. Revise this section in future filings to discuss the material elements of your lending
    process. In particular, please discuss the features of, and risks associated with, all
    your material loan types. In particular, please discuss the underwriting procedures
    you use in approving loans, including significant differences between various loan
    types, as well as any differences between the underwriting procedures at your
    Whitney and Hancock segments.

3. Revise your disclosure in future filings to provide additional disclosure about your
    deposits consistent with Item 101 of Regulation S-K. In particular, please discuss
    significant factors that flow from your holding public funds as deposits.

4. Revise your disclosure in future filings to discuss, in greater detail, your Securities
    Portfolio consistent with Item 101 of Regulation S-K. Include, in your revised
    disclosure, a discussion of the policies and procedures used by management to
    monitor and manage the portfolio to ensure that the described purposes of the
    portfolio are met and that investments continue to meet asset quality benchmarks.

Risk Factors, page 13

5. We note that none of your risk factors provides a separate discussion of the risks
    posed to your operations from your dependence upon technology or to your business,
    operations or reputation from the loss or compromise of customer information. We
    also note that the incidences of cyber attacks, including upon financial institution or
    their service providers, have increased over the past year. In future filings, beginning
    with your next Form 10-Q, please provide risk factor disclosure describing the
    cybersecurity risks that you face. In addition, please tell us whether you have
    experienced cyber attacks in the past. If so, please also disclose that you have
    experienced such cyber attacks in order to provide the proper context for your risk
    factor disclosure. Please refer to the Division of Corporation Finance's Disclosure
    Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-
    topic2.htm for additional information.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 28

6. In order for investors to better understand your performance and future prospects
    revise future filings to provide disclosure that analyzes the key economic factors in
    your geographic market area that have a significant impact your performance. These
    factors might include: unemployment and personal income within each main
    geographic region that you serve; commercial real estate and home prices; single
    family and multifamily building permits; personal and business bankruptcy filings;
    and foreclosures statistics. Also, we note that you have expanded your operations in

Louisiana as a result of your acquisition of Whitney Holdings. Please refer to Item 303(a)(3)(ii) and Release No. 33-8350.

Note 2. Acquisitions, page 75

7. We note your disclosure on page 77 that your pro forma information eliminates Whitney's provision for loan losses. Please tell us how this adjustment considers credit impairment for the loans subsequent to the beginning of the periods presented and therefore represents a valid pro forma adjustment. We note that this adjustment was not included in your pro forma financial statements in your previously filed Form S-4 with respect to this acquisition.

Note 6. Loans, page 86

8. We note the disaggregated disclosure of your loan portfolio differentiated by originated loans, acquired loans, and covered loans and further by portfolio segments on page 86. We also note for the remainder of your footnote disclosures beginning on page 87 you aggregate your commercial, construction, and real estate portfolio segments into your commercial portfolio. Please tell us how you considered the guidance in paragraphs ASC 310-10-55-16 through 18 in determining whether these loan portfolios should be classified as a separate class of financing receivable for purposes of providing the all of the disclosures required by ASU 2010-20 or revise future filings to disclose these loan portfolios as separate classes of financing receivables. If you do not believe disclosing disaggregated information is warranted, please provide us with credit quality information (specific allowance, charge-off's, etc.) which supports your determination that these portfolios do not represent significant credit risks. Please provide us with your proposed revised disclosures as of March 31, 2012.

9. We note that you separately disclose the ending balance of acquired loans on page 87. You also disclose in a footnote that there has been no allowance brought forward or since the acquisition related to this portfolio. It appears that most, if not all of the ending balance of acquired loans as of December 31, 2011 are included in the ending balance of loans collectively reviewed for impairment. Please address the following related to your ending balance of acquired loans:
- Confirm and revise your future filings to clearly state where your acquired loans are included in this tabular disclosure; and
- To the extent that most, if not all are included in the ending balance of loans collectively reviewed for impairment, please revise your future filings to provide a footnote clearly explaining that these loans do not currently have an allowance. If this changes in future periods, please clearly disclose the respective allowance amounts.

10. We also note that you separately disclose the ending balances of loans and related allowance for loan losses for your covered loans with deteriorated credit quality. Please clarify whether this allowance, which totals $41.6 million as of December 31, 2011, is included in your ending balance of the allowance for loan losses individually and/or collectively evaluated for impairment. Please also revise your future filings accordingly.

11. We note disclosure on page 88 which states that your non-accrual loans table does not include covered and acquired loans that are considered to be performing due to the application of the accretion method and are excluded from the table, with the exception of covered loans accounted for using the cost recovery method. Please tell us and revise your future filings to disclose when an acquired loan would be considered non-accrual. Please also revise your accounting policy footnote disclosures accordingly.

12. We note your disclosures of TDRs and impaired loans on page 89. Please revise your future filings to further disaggregate these disclosures for your originated, acquired, and covered loan portfolios. Please also provide us with your proposed disclosures as of December 31, 2011.

13. Please revise your past due loans tabular disclosures on page 90 in future filings to further disaggregate the 30-89 days past due amounts into loans past due 30-59 days and loans past due 60-89 days. Refer to ASC 310-10-55-9 for guidance.

14. We note from your tabular disclosures on page 91 that you have substandard and doubtful commercial – originated loans totaling $103.7 million and $275.4 million as of December 31, 2011 and December 31, 2010, respectively. Similarly, we also note that you have substandard residential mortgages – originated loans totaling $18.8 million and $73.6 million as of these same time periods as well. Noting your disclosure on page 70 for your originated loans that you consider all loans that are risk rated substandard or doubtful as impaired, please tell us and revise your future filings to reconcile these amounts presented in your credit quality indicator disclosures to both your impaired loan disclosures on page 89 and your accounting policy disclosures.

15. We note your roll forward of the carrying amounts and accretable yields for both your covered loans and non-covered loans on page 92. We also note your disclosure on page 68 that your covered loans were accounted for as acquired impaired loans and your disclosure on page 78 of your acquired impaired loans from your acquisition of Whitney Holding Corporation (Whitney). As it relates to your acquisitions of Peoples First Community Bank and Whitney, please tell us and revise your future filings to address the following:

- Separately identify your credit impaired covered loans that were within the scope of ASC 310-30 from those which you were analogizing to ASC 310-30. Please also tell us the criteria you used to make this determination, as applicable.
- We also note disclosure on page 68 that these loans were grouped into pools based on common risk characteristics such as loan type, geography, and risk rating. Please tell us the specific loan characteristics you identified which allowed you to segregate these loans into pools for accretion and impairment testing purposes. Tell us how many pools you created and the basis for segregation.
- Please tell us the specific information you reviewed in order to determine that you would not be able to collect all contractually required payments pursuant to ASC 310-30-05.

16. As a related matter, for your covered loans please compare and contrast the reasons for the reclassification of $119.8 million from non-accretable yield to accretable yield during 2011 considering your footnote disclosure on page 87 that you recorded a $51.7 million provision related to certain pools of covered loans during this same time period.

Controls and Procedures, page 125

17. Please tell us about any significant concentrations of operational risk, including your reliance upon employees, outsourced services like appraisers, or data service providers. Revise your disclosure in future filings, including in the Risk Factors and Management's Discussion and Analysis or Business sections, to discuss the key operational risks that your face, and provide disclosure as to how management manages those risk.

Executive Compensation, page 126
Incorporated from the Definitive Proxy Statement Filed March 7, 2012

Compensation Discussion and Analysis, page 21 of the proxy

18. In order for investors to better be able to understand the changes that you made to your peer group as a result of your increased size after the Whitney acquisition, please disclose the factors that you and your consultants used in selecting and revising your peer group.

19. We note your disclosure that the company had exceeded the three stated targets in 2011, and consequently the committee concluded that it would award compensation that exceeded the target. Please tell us the extent to which the committee considered the impact of the acquisition in making the compensation determination, and revise

your next Compensation Discussion and Analysis for 2012 to indicate if targets were revised by the committee as a result of the company's much larger size and the resulting impact on interest income.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John A. Spitz, Staff Accountant, at (202) 551-3484 or John P. Nolan Senior Assistant Chief Accountant at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 5513416 or me at (202) 551-3419 with any other questions

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel